May 25, 2018

VIA EDGAR AND BY UPS

Ms. Laura Nicholson

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	SoulCycle Inc.
Request to Withdraw Registration Statement on Form S-1
Filed July 30, 2015
File No. 333-205951

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, SoulCycle Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-1 (File No. 333-205951), together with all exhibits and amendments thereto (collectively, the “Registration Statement”) effective as of the date hereof or as soon as practicable thereafter.

The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been issued or sold. The Registrant has decided not to pursue the offering due to market conditions. Based on the foregoing, the Registrant submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors.

Pursuant to Rule 477(b), the Registrant understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Registrant receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

In accordance with Rule 457(p) of Regulation C, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please do not hesitate to contact the undersigned or Michael L. Zuppone, Esq. of Paul Hastings LLP, counsel to the Registrant, at (212) 318-6906 with any questions with regard to this matter.

Very truly yours,

/s/ Melanie Whelan

Melanie Whelan

Chief Executive Officer